Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Six Months Ended Mar 31, 2015
	Years ended September 30
	2010	2011	2012	2013	2014
Earnings:
Earnings from continuing operations before income taxes	$2,879	3,631	3,115	3,196	3,348	2,369
Fixed charges	398	370	373	373	355	170
Earnings, as defined	$3,277	4,001	3,488	3,569	3,703	2,539

Fixed Charges:
Interest Expense	$280	246	241	234	218	102
One-third of all rents	118	124	132	139	137	68
Total fixed charges	$398	370	373	373	355	170

Ratio of Earnings to Fixed Charges	8.2X	10.8X	9.4X	9.6X	10.4X	14.9X